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From: Filippo Marino <XXX@safe-esteem.com>

Hello, XXX.

Thank you again for your time and great feedback today.

Per our conversation, we are extremely excited about our plans to launch our Equity Crowdfunding campaign* - we just entered the Test-The-Waters phase and we are accepting reservations for a Community Round for Safe-esteem.

What this means is we're gauging the interest of our customers and biggest supporters in becoming investors in the company, and I would love your help to make our mission and plans a resounding success.

Our Wefunder page above is still under construction (we're working on the video pitch as we speak) so consider accessing the full pitch deck here in the interim: https://docsend.com/view/xxxxxxxxxxxx

Please feel free to share with your colleagues and friends, and don't hesitate to call anytime if you have any questions or need further details about our terms, plans, and projections.

I will be looking forward to hearing from you.

Kind Regards,

xxx

XXX
xxx@safe-esteem.com

Feel Safe, Everywhere

**Our raise is currently in "testing the waters" mode while we finalize our paperwork and SEC filings, so you'll only be making a reservation – not actually investing yet. Once we file everything in the coming weeks, you'll be able to confirm your investment.*

***Some necessary "testing the waters" disclosures:*

1. No money or other consideration is being solicited. If sent, it will not be accepted.

2. No offer to buy securities will be accepted and no part of the purchase price will be received until a Form C is filed and only through Wefunder's platform.

3. Any indication of interest involves no obligation or commitment of any kind.

Can you vouch for John Doe?

John has applied to raise funding for **Company Name** on Wefunder and provided your name as a personal reference.

> *Quote goes here*

Wefunder has raised hundreds of millions for startups that later went on to raise over $5 billion in follow-on funding from venture capitalists.

Can you vouch for John?

VOUCH FOR JOHN

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About Wefunder
We help anyone invest as little as $100 in the startups they believe in. We're also a Public Benefit Corporation with a mission to keep the American dream alive. We aim to help 20,000 founders get off the ground by 2029.